Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

(expressed in thousands of Canadian dollars, except as noted)

Contents
Cautionary Note Regarding Forward-Looking Information	3
Business Overview	4
Q3 2023 and Year To Date 2023 Highlights	5
Operations Outlook	11
Health, Safety, and Environment	11
Financial Results	12
Financial Position Summary	14
Liquidity and Capital Resources	15
Capital Management	17
Contractual Obligations and Commitments	17
Summary of Quarterly Results	18
Related Party Transactions	19
Outstanding Share Data	19
Outstanding Convertible Debentures	19
Off-Balance Sheet Arrangements	20
Segment Information	20
Accounting Policy Overview	20
Critical Accounting Policies and Judgements	20
Key Sources of Estimation Uncertainty	20
Changes in Accounting Policies including Initial Adoption	21
Financial Instruments and Risk Management	21
Risk Factors	21
Financial Risks	21
Other Risk Factors	23
Disclosure Controls and Internal Control Over Financial Reporting	27
Disclosure Controls and Procedures	27
Changes in Internal Controls	27
Limitations of Controls and Procedures	27
Technical Disclosure	28
Approval	28

1

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

This Management’s Discussion and Analysis (“MD&A”) was prepared as of November 2, 2023 and provides an analysis of the financial and operating results of NexGen Energy Ltd (“NexGen” or “the Company”) for the three and nine months ended September 30, 2023. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2022, as well as other information filed with the Canadian, US and Australian securities regulatory authorities, is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov, and on the Australian Stock Exchange (“ASX”) at www.asx.com.au, respectively. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2023 and September 30, 2022 (the “Interim Statements”), as well as the audited consolidated financial statements for the year ended December 31, 2022 and December 31, 2021 (the “Annual Financial Statements”) and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

In accordance with IFRS, IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is listed on the TSX Venture Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations. Further information regarding IsoEnergy is available under its own profile on www.sedarplus.ca.

Management is responsible for the Interim Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Interim Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, “Cautionary Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

2

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others the results of planned exploration and development activities are as anticipated; the price of uranium; the cost of planned exploration and development activities; that financing will be available if and when needed and on reasonable terms; that financial, uranium and other markets will not be adversely affected by a global pandemic (including COVID-19); that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner; the expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; results, estimates, assumptions and forecasts in the Rook I FS Technical Report (as defined below); the use of proceeds from financing activities, including the ATM Program and the 2023 Private Placement (each as defined below); and the amount of proceeds raised pursuant to the ATM Program. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources,; and financing and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

3

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Business Overview

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (the “Rook I Project” or the “Project”) located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective exploration uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

The Rook I Project is the location of the Company’s Arrow Deposit discovery in February 2014. The Arrow Deposit has Measured and Indicated Mineral Resources totalling 3.75 million tonnes (“Mt”) grading 3.10% U3O8 containing 257 million (“M”) lbs U3O8. The Probable Mineral Reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See “Feasibility Study” below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on Rook I which are subject to further exploration before economic potential can be assessed. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “NXE”, and on the ASX under the symbol “NXG”.

The Company currently holds 49.7% of the outstanding common shares of IsoEnergy.

4

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Q3 2023 and Year To Date 2023 Highlights

Corporate

On January 6, 2023, NexGen established an at-the-market equity program (“ATM Program”) which allows it to issue up to $250 million of common shares in the capital of the Company to the public, from time to time, at its discretion. The ATM Program is designed to provide NexGen with additional financing flexibility which may be used in conjunction with other funding sources.

On January 31, 2023, NexGen appointed Mr. Ivan Mullany to the Board.

On April 26, 2023, the Company announced the publication of its 2022 Sustainability Report highlighting the specific programs, initiatives, and organizational frameworks that NexGen has created or expanded upon to demonstrate the continued seamless integration of sustainability throughout the Company.

On May 1, 2023, NexGen announced it received significant initial interest from prospective financial institutions, including commercial lenders and export credit agencies, for providing project financing for the Project. The Company has received non-binding expressions of interest totalling over US$1 billion in available debt for the Project, subject to acceptable financing terms and conditions as well as satisfactory due diligence (including environmental and social reviews) and the entering into of definitive documentation.

On August 29, 2023, the Company announced the appointment of Benjamin Salter as Chief Financial Officer and Tracy Primeau as Special Advisor.

On September 22, 2023, NexGen announced the closing of a private placement (the “2023 Private Placement”) of US$110 million in aggregate principal amount of 9.0% unsecured convertible debentures (the “2023 Debentures”) with Queen’s Road Capital Investments Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”). The Company paid a 3% establishment fee of $4,443 (US$3,300) to the investors through the issuance of 634,615 common shares.

In connection with the 2023 Private Placement, the Company entered into an amended and restated investor rights agreement with QRC and an investor rights agreement with WHSP, each containing voting alignment, standstill, and transfer restriction covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company. Copies of the investor rights agreements are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

On September 28, 2023, the holders of the US$15 million aggregate principal amount of convertible debentures elected to convert the debentures into common shares of the Company. The convertible debentures consisted of US$15 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2020 (the “2020 Debentures”), due to mature on May 27, 2025. The Company issued 8,663,461 common shares relating to the conversion of the principal and 19,522 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures.

Since the establishment of the ATM Program on January 6, 2023, the Company has issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182.1 million. See further details under “Liquidity and Capital Resources”.

5

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

On September 27, 2023, IsoEnergy and Consolidated Uranium Inc. (“CUR”) announced that they have entered into a definitive arrangement agreement for a share-for-share merger of IsoEnergy and CUR (the “Merger”). Under the terms of the Merger, CUR shareholders will receive 0.500 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each CUR share held. Following completion of the Merger, the IsoEnergy Shares will continue to trade on the TSXV. The Merger is expected to be completed during the fourth quarter of 2023.

In connection with IsoEnergy’s proposed Merger with CUR, on October 19, 2023, IsoEnergy closed a private placement of 8,134,500 subscription receipts at an issuance price of $4.50 (“Iso Subscription Receipts”). Each Iso Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on part of the holder thereof, on or about the date the Merger is completed, one IsoEnergy Share. NexGen participated in the private placement by purchasing 3,333,350 Iso Subscription Receipts at an issuance price of $4.50 per subscription, totalling $15,000.

Operational

On June 15, 2023, NexGen announced the signing of an industry leading impact benefit agreement (“IBA”) with the Métis Nation - Saskatchewan Northern Region 2 (“MN-S NR2”) and the Métis Nation - Saskatchewan (“MN-S”) covering all phases of the Rook I Project. The IBA defines the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the MN-S NR2 and MN-S by NexGen and to confirm the consent and support of the MN-S NR2 and MN-S for the Rook I Project.

The signing of an IBA with the MN-S NR2 and MN-S follows the signing of Benefit Agreements (as defined below) with each of the Clearwater River Dene Nation (“CRDN”), Birch Narrows Dene Nation (“BNDN”), and Buffalo River Dene Nation (“BRDN”). These four Nations collectively represent the First Nation and Métis communities for which the Saskatchewan Ministry of Environment (“ENV”) assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the Federal requirements of the Canadian Nuclear Safety Commission (“CNSC”).

During Q2 2023, the Company commenced the 2023 Site Infrastructure and Confirmation Program (“SI&CP”) under Saskatchewan Provincial approvals. The SI&CP focus is to expand and upgrade existing infrastructure as well as construct new infrastructure to support increased activities on the Rook I Project in the coming years.

On August 21, 2023, NexGen announced the completion of the Provincial Environmental Assessment (“EA”) technical review process and submission of the Provincial Final Environmental Impact Statement (“EIS”) to the ENV. The ENV subsequently announced the commencement of the 30-day public review period for the Provincial Final EIS on September 2, 2023, which concluded on October 3, 2023.

In parallel to the ongoing Provincial EA process, on September 5, 2023, NexGen submitted responses to Federal technical review comments received on the Draft EIS through the Federal EA review process completed in Q4 2022. On October 4, 2023, the CNSC requested additional information from NexGen, which NexGen provided to the CNSC on October 31, 2023. The CNSC is currently completing its conformity review of NexGen responses prior to proceeding to technical review of the responses.

6

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

During Q3 2023, NexGen further advanced the front end engineering and design (“FEED”) for the Rook I Project, while continuing to progress the Project through the critical path detailed engineering and procurement phases.

Operations Review - Rook I Project

Project Development

In Q1 2021, NexGen completed an independent feasibility study (“FS”) and issued a news release outlining the results on February 22, 2021. The FS validated the previous stage engineering, produced a Class 3 (AACE) capital and operating cost estimate that are summarized in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Arrow Deposit, Rook I Project, Saskatchewan, Nl 43-101 Technical Report on Feasibility Study dated March 10, 2021” (the “Rook 1 FS Technical Report”), and supports the EA processes and licence application activities. The FS is based on an initial 10.7 year mine life; however the Company is seeking permitting and licensing approvals for a 24 year mine operating life.

Feasibility Study

The Rook I FS Technical Report includes updated Mineral Reserve and Mineral Resource estimates for the Arrow Deposit. The information contained in this MD&A regarding the Rook I Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications, and procedures described in the Rook I FS Technical Report and is qualified in its entirety by the full text of the Rook I FS Technical Report. Reference should be made to the full text of the Rook I FS Technical Report.

Highlights

Summary of Arrow Deposit Feasibility Study(1)

U3O8 Price used in Economic Model(2)	$50/lb (Base Case)	$75/lb(3)
After-Tax NPV @ 8%	$3.47 Billion	$5.80 Billion
After-Tax Internal Rate of Return (IRR)	52.4%	68.7%
After-Tax Payback	0.9 Year	0.7 Year
Pre-Commitment Early Works Capital	$158 Million	$158 Million
Project Execution Capital	$1,142 Million	$1,142 Million
Total Initial Capital Costs (“CAPEX”)	$1,300 Million	$1,300 Million
Average Annual Production (Years 1-5)	28.8 M lbs U3O8	28.8 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Years 1-5)	$1,038 Million	$1,577 Million
Average Annual Production (Life of Mine)	21.7 M lbs U3O8	21.7 M lbs U3O8
Average Annual After -Tax Net Cash Flow (Life of Mine)	$763 Million	$1,176 Million
Nominal Mill Capacity	1,300 tonnes per day	1,300 tonnes per day
Average Annual Mill Feed Grade	2.37% U3O8	2.37% U3O8
Mine Life	10.7 Years	10.7 Years
Average Annual Operating Cost (“OPEX”, Life of Mine)	$ 7.58 (US$5.69)/lb U3O8	$ 7.58 (US$5.69)/lb U3O8

1)	The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. Pre-Commitment Early Works scope includes site preparation, and the supporting infrastructure (concrete batch plant, Phase I camp accommodations and bulk fuel storage) required to support full Project Execution Capital.
2)	FS Base Case analysis in the FS is based on CAD $1.00 = US $0.75.
3)	For illustrative purposes, an alternative to the Base Case analysis in the FS using $75/lb U308 is shown. Analysis is based on CAD $1.00 = US $0.75. See below “Economic Results” for further discussion on the sensitivity analysis in the FS.

7

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Mineral Resources

The updated Mineral Resource estimate has an effective date of June 19, 2019 and builds upon the Mineral Resource estimate used in the Company’s previously released pre-feasibility study by incorporating additional holes drilled in 2018 and 2019. The updated Mineral Resource estimate is principally comprised of Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2,183 kt grading 4.35% U3O8 as well as, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1,572 kt grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4,399 kt grading 0.83% U3O8, summarized in the table below.

Arrow Deposit Mineral Resource Estimate

FS Mineral Resource
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)

Measured
A2 LG	920	0.79	16.0
A2 HG	441	16.65	161.9
A3 LG	821	1.75	31.7
Total:	2,183	4.35	209.6
Indicated
A2 LG	700	0.79	12.2
A2 HG	56	9.92	12.3
A3 LG	815	1.26	22.7
Total:	1,572	1.36	47.1
Measured and Indicated
A2 LG	1,620	0.79	28.1
A2 HG	497	15.9	174.2
A3 LG	1,637	1.51	54.4
Total:	3,754	3.1	256.7
Inferred
A1 LG	1,557	0.69	23.7
A2 LG	863	0.61	11.5
A2 HG	3	10.95	0.6
A3 LG	1,207	1.12	29.8
A4 LG	769	0.89	15.0
Total:	4,399	0.83	80.7

Notes:

1.	CIM Definition Standards were followed for Mineral Resources. Mineral Resources are reported inclusive of Mineral Reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	The effective date of Mineral Resources is June 19, 2019
5.	Numbers may not add due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

8

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Mineral Reserves

The Rook I FS Technical Report defines Probable Mineral Reserves of 239.6 M lbs of U3O8 contained in 4,575 kt grading 2.37% U3O8 from the Measured and Indicated Mineral Resources, summarized in the table below. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined. Although a majority of the Mineral Reserves are based on Measured Mineral Resources, it was decided to allocate 100% of the Mineral Reserves to the Probable Mineral Reserves category (as opposed to the Proven Mineral Reserves category), due to the Rook I Project currently being in an exploration and development stage.

Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
A2	2,594	3.32%	190.0
A3	1,982	1.13%	49.5
Total	4,575	2.37%	239.6

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported with an effective date of January 21, 2021.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, marginal ore, special waste and a nominal amount of waste required for mill ramp-up and grade control.
4.	Stopes were estimated at a cut-off grade of 0.30% U3O8.
5.	Marginal ore is material between 0.26% U3O8 and 0.30% U3O8 that must be extracted to access mining areas.
6.	Special waste is material between 0.03% and 0.26% U3O8 that must be extracted to access mining areas. Material below 0.03% U3O8 is considered benign waste that must be treated and stockpiled in an engineered facility.
7.	Mineral Reserves are estimated using a long-term metal price of US$50 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75). The cost to ship the yellow cake product to a refinery is considered to be included in the metal price.
8.	A minimum mining width of 3.0 m was applied for all long hole stopes.
9.	Mineral Reserves are estimated using a combined underground mining recovery of 95.5% and total dilution (planned and unplanned) of 33.8%.
10.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
11.	Numbers may not add due to rounding.

Economic Results

The Rook I FS Technical Report was based on a uranium price estimate of US$50/lb U3O8 per pound, net of yellow cake transportation fees and a fixed USD:CAD conversion rate of 0.75 (the “Base Case”).

The economic analysis is based on the timing of a final investment decision (“FID”), and it does not include the pre-commitment early works capital costs, which are costs NexGen intends, in part or entirely, on expending prior to the FID. The pre-commitment early works scope includes preparing the site, completing initial freeze hole drilling, and building the supporting infrastructure (i.e., concrete batch plant, Phase I camp accommodations, and bulk fuel storage) required for the Rook I Project. Under the Rook I FS Technical Report, costs for the pre-commitment early works total an estimated $158 million.

The Rook I FS Technical Report returned an after-tax NPV@8% of $3.47 billion and an IRR of 52.4% for the Base Case. The economic model was subjected to a sensitivity analysis to determine the effects of changing metals prices, grade, metal recovery, exchange rate, OPEX, CAPEX, labour, and reagent costs. The NPV is most sensitive to metals prices, grade, metal recovery, and exchange rate and not as sensitive to OPEX, CAPEX, labour, or reagent costs. The sensitivity of the after-tax NPV and IRR are summarized in the following table using the price of uranium as the dependent variable.

9

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

NPV and IRR Sensitivity to Uranium Price

Uranium Price (US$/lb U3O8)	After-Tax NPV	After-Tax IRR
$150/lb U3O8(1)	$12.80 Billion	101.8%
$100/lb U3O8	$8.13 Billion	81.6%
$90/lb U3O8	$7.20 Billion	76.8%
$80/lb U3O8	$6.27 Billion	71.5%
$70/lb U3O8	$5.33 Billion	65.8%
$60/lb U3O8	$4.40 Billion	59.5%
$50/lb U3O8 (Base Case)	$3.47 Billion	52.4%

(1) For illustrative purposes, $150/lb U3O8 is shown and the range of $30/lb - $45/lb U3O8 has been removed from the extended sensitivity analysis in the FS.

Permitting, Regulatory, and Engagement

During the quarter, the Company completed the Provincial EA technical review process and submitted the Provincial Final EIS to the ENV, initiating the conduct of a 30-day Provincial public review which commenced on September 2, 2023 and concluded on October 3, 2023.

In parallel to the ongoing Provincial approvals process, NexGen is advancing Federal approvals required for the Project, which include securing both Federal EA and licence approvals from the CNSC. NexGen has implemented an integrated approach to the Federal EA and licensing processes for the Project whereby information to support the licence application has been submitted to the CNSC in a staged manner since 2019 to ensure alignment between the EA and licensing documentation.

During Q3 2023, NexGen submitted responses to the Federal technical review comments received on the Draft EIS through the Federal EA review process completed in Q4 2022. The submitted responses are currently undergoing conformity review by the CNSC prior to undergoing technical review by the Federal-Indigenous Review Team. On September 1, 2023, the CNSC provided formal notification of their acceptance of NexGen’s initial licence application to prepare site and construct the Project. CNSC acceptance followed a 60-day sufficiency review conducted by CNSC staff, which confirmed completeness and compliance with all applicable CNSC requirements.

The Company is continuing its longstanding engagement with the communities within proximity of the Rook I Project, as per the study agreements entered into with four Indigenous groups in Q4 2019 (the “Study Agreements”). The Study Agreements formalized the engagement approaches that would support each primary Indigenous Group’s participation in the EA process, particularly to:

•	develop a Joint Working Group (“JWG”) structure for each Indigenous Group to support the inclusion of Indigenous Knowledge into the EA process and to facilitate regular, ongoing engagement;
•	assist in the identification of valued components for the EA;
•	explore special interest topics for each Indigenous Group;
•	support Indigenous Knowledge and Traditional Land Use (“IKTLU”) Studies in various forms particular to each Indigenous Group; and

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)
•	establish a Community Coordinator position in each Indigenous Group to act as the primary contact between NexGen and the Indigenous Group.

In addition, each Study Agreement committed NexGen to providing capacity funding for the JWG engagement, retention of technical support by the Indigenous Group, and completion of the self-directed IKTLU Studies. Each of CRDN, MN-S, BNDN, and BRDN completed IKTLU Studies in support of the EA for the Project.

Further, the Study Agreements confirmed that the parties would negotiate impact benefit agreements or mutual benefit agreements (each, a “Benefit Agreement”) in good faith. During 2021, the Company signed Benefit Agreements with each of the BRDN and the BNDN covering all phases of the Rook I Project. In Q2 2022, the Company signed a Benefit Agreement with the CRDN. During Q2 2023, the Company signed a Benefit Agreement with the MN-S NR2 and MN-S.

The Benefit Agreements have been developed to define the environmental, cultural, economic, training, employment, business opportunities, and other benefits to be provided to the Indigenous Groups by NexGen and to confirm the consent and support of those Indigenous Groups for the Project. These four Indigenous Groups (i.e., the CRDN, MN-S, BNDN, and BRDN) collectively represent the First Nation and Métis communities for which the ENV assigned procedural aspects of the Duty to Consult for the Project to NexGen, and which have been identified by NexGen as the primary Indigenous Nations for consultation in consideration of the Federal requirements of the CNSC.

NexGen has developed Environmental Committees with each of the Indigenous Groups with signed Benefit Agreements. JWG activities with the CRDN, MN-S NR2, BNDN, and BRDN are now being implemented through the respective Environmental Committees.

Operations Outlook

The Company intends to advance the development of the Rook I Project as outlined in the Rook I FS Technical Report. The work will include:

•	transition from FEED to detailed engineering to prepare for project execution phase; and
•	conducting site confirmation and process plant optimization studies to support the engineering programs.

Through 2023, the Company anticipates receiving Provincial EA approval and will continue to advance Provincial permitting, advance the Federal EA and licensing activities towards the submission of the Federal Final EIS and licensing documents in order to obtain a Uranium Mine and Mill License from the CNSC, and continue engagement with Provincial and Federal regulators and communities.

Health, Safety, and Environment

NexGen places the health and safety of its people as the highest priority and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in the protection of the environment, protection of its people and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on optimizing its strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen strives for a zero-harm workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed annually, at minimum.

11

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

NexGen takes a proactive and long-term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

The Company has implemented comprehensive communicable and infectious disease response protocols at each of its locations.

Financial Results

Financial results for the three and nine months ended September 30, 2023 and 2022 (Unaudited)

$000s	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Salaries, benefits, and directors’ fees	$2,185	$1,923	$7,204	$5,660
Office, administrative, and travel	4,406	1,996	10,012	4,907
Professional fees and insurance	6,661	1,478	12,631	3,465
Depreciation	483	475	1,308	1,359
Share-based payments	10,901	9,830	23,074	23,566
	(24,636)	(15,702)	(54,229)	(38,957)
Finance income	1,103	896	3,706	1,638
Mark to market loss on convertible debentures	(39,619)	(12,993)	(38,495)	(2,919)
Interest expense on convertible debentures	(991)	(542)	(2,369)	(1,589)
Interest on lease liabilities	(37)	(50)	(121)	(160)
Gain (loss) on disposal of assets	(12)	(85)	(12)	(85)
Foreign exchange gain	680	949	145	1,195
Loss before taxes	$(63,512)	$(27,527)	$(91,375)	$(40,877)
Deferred income tax recovery	316	229	1,574	764
Net loss	$(63,196)	$(27,298)	$(89,801)	$(40,113)
Basic and diluted loss per share attributable to NexGen shareholders	$(0.11)	$(0.05)	$(0.16)	$(0.07)

Three months ended September 30, 2023 versus three months ended September 30, 2022

During the three months ended September 30, 2023 (the “Current Quarter”), NexGen recorded a net loss of $63.2 million or $0.11 loss per share attributable to NexGen shareholders compared to the three months ended September 30, 2022 (the “Comparative Quarter”) with a net loss of $27.3 million or $0.05 loss per share attributable to NexGen shareholders, representing an increase in net loss of $35.9 million quarter over quarter. The result was primarily due to the following:

•	Salaries, benefits, and directors’ fees increased by $0.3 million from $1.9 million in the Comparative Quarter to $2.2 million in the Current Quarter primarily due to an increase in the number of employees in line with increased operations including the appointment of key personnel to the Company’s management team.
•	Office, administrative, and travel costs increased by $2.4 million in the Current Quarter compared to the Comparative Quarter. The increase is primarily related to additional travel and community partnerships in the Current Quarter.
•	Professional fees and insurance increased by $5.2 million from $1.5 million in the Comparative Quarter to $6.7 million in the Current Quarter primarily due to corporate development initiatives and professional fees resulting from the issuance of the 2023 Debentures.

12

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)
•	Share based compensation increased by $1.1 million from $9.8 million during the Comparative Quarter to $10.9 million in the Current Quarter. The increase is primarily due to the timing of stock option vesting and granting during the Current Quarter compared to the Comparative Quarter.
•	The Company recognized a mark-to-market loss on the 2020 Debentures and the Convertible Debentures (as defined in the “Outstanding Convertible Debentures” section below) of $39.6 million during the Current Quarter compared to a mark-to-market loss of $13.0 million during the Comparative Quarter. Mark-to-market gains and losses result from the fair value re-measurement of the 2020 Debentures and the Convertible Debentures at each reporting date, with any changes in the fair value being recognized in the net loss and comprehensive loss for the period. The mark-to-market loss for the Current Quarter is mainly due to the conversion of the 2020 Debentures and an increase in the Company and IsoEnergy’s share price during the Current Quarter.
•	The interest expense on the Convertible Debentures increased by $0.5 million from $0.5 million in the Comparative Quarter to $1.0 million in the Current Quarter. The increase is due to the 2022 IsoEnergy Convertible Debentures (as defined in the “Outstanding Convertible Debentures” section below) and 2023 Convertible Debentures interests that were incurred during the Current Quarter that did not occur in the Comparative Quarter.

Nine months ended September 30, 2023 versus nine months ended September 30, 2022

During the nine months ended September 30, 2023 (the “Current Period”), NexGen recorded a net loss of $89.8 million or $0.16 loss per share attributable to NexGen shareholders compared to the nine months ended September 30, 2022 (the “Comparative Period”) with a net loss of $40.1 million or $0.07 loss per share attributable to NexGen shareholders, representing an increase in net loss of $49.7 million period over period. The increase in net loss was primarily due to the following:

•	Salaries, benefits, and directors’ fees increased by $1.5 million from $5.7 million in the Comparative Period to $7.2 million in the Current Period primarily due to an increase in the number of employees in line with increased operations including the appointment of key personnel to the Company’s management team.
•	Office, administrative, and travel costs increased by $5.1 million in the Current Period compared to the Comparative Period. The increase is primarily related to additional travel, community partnerships, and an overall increase in costs consistent with the expansion of operations.
•	Professional fees and insurance increased by $9.1 million from $3.5 million in the Comparative Period to $12.6 million in the Current Period primarily due to corporate development initiatives and professional fees resulting from the issuance of the 2023 Debentures.
•	Share based compensation in the Current Period was $23.1 million compared to $23.6 million in the Comparative Period. The decrease is primarily due to the timing of stock option vesting and granting during the Current Period compared to the Comparative Period.
•	The Company recognized a mark-to-market loss on the 2020 Debentures and the Convertible Debentures of $38.5 million during the Current Period compared to a mark-to-market loss of $2.9 million during the Comparative Period. Mark-to-market gains and losses result from the fair value re-measurement of the 2020 Debentures and the Convertible Debentures at each reporting date, with any changes in the fair value being recognized in net loss and comprehensive loss for the period. The mark-to-market loss for the Current Period is mainly due to the conversion of the 2020 Debentures and an increase in the Company and IsoEnergy’s share price during the Current Period.

13

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)
•	The interest expense on the Convertible Debentures increased by $0.8 million from $1.6 million in the Comparative Period to $2.4 million in the Current Period. The increase is mainly due to the 2022 IsoEnergy Convertible Debentures and 2023 Convertible Debentures interests that were incurred during the Current Period that did not occur in the Comparative Period.
•	Deferred income tax recovery increased by $0.8 million from $0.8 million in the Comparative Period to $1.6 million in the Current Period. The difference is mainly due to the deferred tax recovery on the renunciation of flow-through share expenses in IsoEnergy in the Current Period. IsoEnergy did not renounce any flow-through share expenditures in the Comparative Period.

Financial Position Summary

Statement of financial position summary as at September 30, 2023 and December 31, 2022 (Unaudited)

$000s	September 30, 2023	December 31, 2022
Current assets
Cash	$370,444	$134,447
Marketable securities	7,240	5,775
Amounts receivable	1,546	1,801
Prepaid expenses and other assets	6,414	2,165
Lease receivable	470	—
	386,114	144,188
Non-current assets
Exploration and evaluation assets	489,456	405,248
Property and equipment	5,282	5,048
Lease receivable	3,630	—
Deposits	82	76
Total assets	$884,564	$554,560

Current liabilities
Accounts payable and accrued liabilities	$27,437	$13,723
Lease liabilities	829	775
Flow-through share premium liability	—	2,069
	28,266	16,567
Non-current liabilities
Convertible debentures	189,206	80,021
Long-term lease liabilities	1,060	1,688
Deferred income tax liabilities	1,379	867
Total liabilities	$219,911	$99,143

Equity
Equity attributable to NexGen Energy Ltd. shareholders	634,173	417,876
Non-controlling interests	30,480	37,541
Total shareholders’ equity	$664,653	$455,417

14

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Liquidity and Capital Resources

On September 22, 2023, NexGen announced the closing of the 2023 Private Placement of US$110 million in aggregate principal amount of 2023 Debentures with QRC and WHSP. Proceeds from the 2023 Private Placement will be used to fund the continuing development and further exploration of the Company’s mineral properties, and for general corporate purposes.

On September 28, 2023, the holder of US$15 million aggregate principal amount of the 2020 Debentures elected to convert the 2020 Debentures into 8,663,461 common shares of the Company.

In January 2023, NexGen established an ATM Program which allows it to issue up to $250 million of common shares in the capital of the Company to the public, from time to time, at its discretion. The ATM Program is designed to provide NexGen with additional financing flexibility which may be used in conjunction with other funding sources. The ATM Program will be effective until the earlier of the sale of all of the common shares issuable pursuant to the ATM Program and January 29, 2025, unless terminated prior to such date. The Company intends to use the net proceeds from the ATM Program, to fund the continued optimal development and further exploration of its mineral properties, including the Rook I Project, and for general corporate purposes.

On March 11, 2021 and March 16, 2021, NexGen closed a bought deal equity offering (the “2021 Offering”) for aggregate gross proceeds of approximately $150.3 million and the associated over-allotment option (the “Over-Allotment Option”) for aggregate gross proceeds of approximately $22.5 million, for total gross proceeds of approximately $172.8 million. The Company intends to apply the net proceeds of the 2021 Offering and Over-Allotment Option towards the development of the Rook I Project, including site investigations, process plant optimizations and engineering, pre-commitment early works, and for general working capital. The following table sets forth a comparison of the disclosure regarding NexGen’s estimated use of proceeds in its final short form prospectus dated March 8, 2021, which is available on SEDAR+ at www.sedarplus.ca, and its actual use of such funds as at September 30, 2023:

$000s	Estimated Use of Net Proceeds	Actual Use of Net Proceeds
Development of Rook I Project
Site Investigation	$9,000	$9,026
Process Plant Optimizations	1,500	1,911
Engineering[1]	35,000	35,952
Permitting and Other Development Costs[1]	—	22,150
Pre-Commitment Early Works[1]	94,500	27,872
General working capital	23,290	20,895
Exploration[1]	—	21,542
Total[2]	$163,290	$139,348

1The Company has re-allocated funds originally planned for the pre-commitment early works into other Rook I development costs including Engineering, Permitting and Other Development Costs for advancing the EA and licensing activities, and the Exploration of mineral properties, each as noted above. There is no expected impact on its ability to achieve its business objectives and milestones.

2The net proceeds of the 2021 Offering and the Over-Allotment Option reflect the aggregate gross proceeds of $172.8 million after deducting underwriters’ fees and transaction expenses of $9.5 million.

15

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

NexGen had a working capital surplus of $357.8 million as at September 30, 2023 (December 31, 2022 - $127.6 million). The Company currently has sufficient cash to fund its current operating and administration costs.

The increase in working capital of $230.2 million from December 31, 2022 to September 30, 2023 was primarily attributable to proceeds raised from the ATM Program, the issuance of the 2023 Private Placement, and stock option exercises offset by expenditures incurred to advance the Rook I Project together with the funding of operational and administration costs.

The net change in cash position at September 30, 2023 compared to June 30, 2023 was an increase of $269.9 million, attributable to the following components of the statement of cash flows:

•	NexGen’s operating outflow before working capital adjustments was $11.8 million during the Current Quarter (Comparative Quarter - outflow of $4.5 million) due to increased operational costs in the Current Quarter.
•	The inflow from changes in working capital items was $4.5 million during the Current Quarter (Comparative Quarter - inflow of $0.2 million) due to decreased prepaid expenses and increased accounts payable related to operational activities and the timing of payments.
•	Investing activities used $28.3 million in the Current Quarter, associated primarily with the development of the Rook I Project (Comparative Quarter - outflow of $17.6 million).
•	Financing activities had an inflow of $305.3 million in the Current Quarter (Comparative Quarter - inflow of $0.3 million) primarily due to net proceeds from the ATM program of $150.2 million, the issuance of the 2023 Private Placement of $148.0 million, and proceeds from option exercises of $7.7 million.

The net change in cash position at September 30, 2023 compared to December 31, 2022 was an increase of $236.0 million, attributable to the following components of the statement of cash flows:

•	NexGen’s operating outflow before working capital adjustments was $26.0 million during the Current Period (Comparative Period - outflow of $12.4 million) due to increased operational costs in the Current Period.
•	The outflow from changes in working capital items was $4.0 million during the Current Period (Comparative Quarter - outflow of $1.7 million) due to increased prepaid expenses.
•	Investing activities used $76.0 million in the Current Period, associated primarily with the development of the Rook I Project, the acquisition of equipment to lease, and the acquisition of marketable securities by IsoEnergy (Comparative Period - outflow of $48.7 million).
•	Financing activities had an inflow of $342.1 million in the Current Period (Comparative Period - inflow of $0.4 million) primarily due to the commencement of the ATM Program which raised net proceeds of $177.3 million, issuance of the 2023 Private Placement for net proceeds of $148.0 million, and proceeds from stock option exercises of $18.8 million.

Since the establishment of the ATM Program on January 6, 2023, the Company has issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182.1 million and paid commission fees of $3.7 million (of which $3.4 million was paid during the Current Quarter) and other transaction costs of $3.1 million. Subsequent to September 30, 2023 through to the date of this MD&A, no shares have been issued.

16

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the acquisition, exploration and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Liquidity and Capital Resources”, the Company completed the 2021 Offering and Over-Allotment Option, raising gross proceeds of approximately $172.8 million in the period ended March 31, 2021. In addition, the Company established the ATM Program in January 2023 enabling the Company to raise gross proceeds of up to $250 million. On September 22, 2023, the Company closed the 2023 Private Placement, raising gross proceeds of approximately $148.1 million. On September 28, 2023, the 2020 Debentures were fully converted into common shares of the Company. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended September 30, 2023.

Contractual Obligations and Commitments

Significant Undiscounted Obligations and Commitments as at September 30, 2023

$000s	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$27,437	$—	$—	$—	$27,437
Convertible debentures	—	39,027	150,179	—	189,206
Lease liabilities	337	2,573	—	—	2,910
	$27,774	$41,600	$150,179	$—	$219,553

17

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
$000s except per share amounts	Sept 30,	June 30,	Mar 31,	Dec 31,
	2023	2023	2023	2022
Finance income	1,103	1,247	1,356	1,149
Net loss	(63,196)	(17,498)	(9,107)	(20,155)
Net loss for the period attributable to shareholders of NexGen	(52,135)	(19,292)	(6,658)	(22,505)
Basic loss per share	(0.11)	(0.04)	(0.01)	(0.05)
Diluted loss per share	(0.11)	(0.04)	(0.01)	(0.05)

	For the three months ended
$000s except per share amounts	Sept 30,	June 30,	Mar 31,	Dec 31,
	2022	2022	2022	2021
Finance income	896	491	251	246
Net income (loss)	(27,298)	17,585	(30,402)	(19,106)
Net income (loss) for the period attributable to shareholders of NexGen	(21,895)	13,484	(25,673)	(16,276)
Basic earnings (loss) per share	(0.05)	0.03	(0.05)	(0.03)
Diluted loss per share	(0.05)	(0.02)	(0.05)	(0.03)

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the development of the Rook I Project, in addition to the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in income (loss) are mainly the result of mark-to-market gains or losses recognized on the fair value re-valuation of the 2020 Debentures and the Convertible Debentures at each quarter driven primarily by the changes in share price of the Company and IsoEnergy, with any changes in the fair value being recognized in the income (loss) for the quarter, and the Black Scholes valuation of the share-based compensation.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The income (loss) per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

18

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended September 30,		Nine months ended September 30,
$000s	2023	2022	2023	2022
Short-term compensation (1)	$1,030	$1,004	$3,741	$2,993
Share-based payments(2)	10,327	9,958	22,003	22,735
Consulting fees (3) (4)	32	33	97	199
	$11,389	$10,995	$25,841	$25,927

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2023 amounted to $1,030 and $3,741 (2022 - $1,004 and $2,993) of which $959 and $3,551 (2022 - $952 and $2,838) was expensed and included in salaries, benefits, and directors’ fees on the statement of net loss and comprehensive loss. The remaining $71 and $190 (2022 - $52 and $155) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2023 amounted to $10,327 and $22,003 (2022 - $9,958 and $22,735) of which $10,193 and $21,544 (2022 - $9,650 and $22,179) was expensed and $133 and $458 (2022 - $308 and $556) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a director of the Company in relation to advice on corporate matters for the three and nine months ended September 30, 2023 amounting to $32 and $97 (2022 - $33 and $98) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months’ notice.

(4) The Company used consulting services from Weymark Consulting Ltd., which is associated with Ryan Weymark, who was a former employee of the Company, in relation to various studies for the three and nine months ended September 30, 2023 amounting to $nil and $nil (2022 - $nil and $101) pursuant to a consulting contract based on an hourly rate and terminable at any time.

As at September 30, 2023, there was $54 (December 31, 2022 - $43) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at November 2, 2023, there were 522,273,388 common shares, 49,004,136 stock options with exercise prices ranging between $1.59 and $7.68 and no preferred shares issued and outstanding.

Outstanding Convertible Debentures

On August 18, 2020, IsoEnergy entered into an agreement with QRC for gross proceeds of US$6 million in connection with a private placement of 8.5% unsecured convertible debentures (the “2020 IsoEnergy Debentures”). The 2020 IsoEnergy Debentures are convertible at the holder’s option at a conversion price of CAD$0.88 into a maximum of 9,206,311 common shares of IsoEnergy. As at November 2, 2023, US$6 million of principal of the 2020 IsoEnergy Debentures remain outstanding.

On December 6, 2022, IsoEnergy entered into an agreement with QRC for gross proceeds of US$4 million in connection with a private placement of 10.0% unsecured convertible debentures (the “2022 IsoEnergy Debentures” and together with the 2020 IsoEnergy Debentures and the 2023 Debentures, the “Convertible Debentures”). The 2022 IsoEnergy Debentures are convertible at the holder’s option at a conversion price of CAD$4.33 into a maximum of 1,464,281 common shares of IsoEnergy. As at November 2, 2023, US$4 million of principal of the 2022 IsoEnergy Debentures remain outstanding.

On September 22, 2023, the Company entered into agreements with QRC and WHSP for gross proceeds of US$110 million in connection with the 2023 Private Placement of the 2023 Debentures. The 2023 Debentures carry a 9.0% coupon, have a maturity date of September 22, 2028 and are convertible at the holder’s option at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of NexGen. As at November 2 2023, US$110 million of the principal of the 2023 Debentures remain outstanding.

19

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion
2023 Debentures	US$110 million	US$6.76	Common shares of NexGen	16,272,189
2020 IsoEnergy Debentures	US$6 million	CAD$0.88	Common shares of IsoEnergy	9,206,311(1,2)
2022 IsoEnergy Debentures	US$4 million	CAD$4.33	Common shares of IsoEnergy	1,272,794(1)

(1)	Converted to Canadian dollars using closing foreign exchange rate of 1.3778 on November 2, 2023.
(2)	Using the closing foreign exchange rate of 1.3778 on November 2, 2023 results in 9,394,091 shares which exceeds the maximum of 9,206,311 shares issuable for the 2020 IsoEnergy Debentures.

Off-Balance Sheet Arrangements

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Segment Information

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

Accounting Policy Overview

Critical Accounting Policies and Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include impairment of exploration and evaluation assets, deferred income taxes, convertible debentures, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities include impairment of exploration and evaluation assets, deferred income taxes, convertible debentures, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

20

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies. Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, marketable securities, warrants, amounts receivables, accounts payable and accrued liabilities and the Convertible Debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The fair values of the Company’s cash, amounts receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities and warrants are re-measured at fair value at each reporting date with any change in fair value recognized other comprehensive income. The marketable securities are classified as Level 1 and the warrants as Level 2.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income. The Convertible Debentures are classified as Level 2.

Risk Factors

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2023. For further details of risk factors, please refer to the most recent Annual Information Form dated February 24, 2023 filed on SEDAR+ at www.sedarplus.ca, the Annual Financial Statements, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

21

NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2023	December 31, 2022
Cash	$370,444	$134,447
Amounts receivable	1,546	1,801
Lease receivable	4,100
	$376,090	$136,248

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2023, NexGen had cash of $370,444 to settle current liabilities of $28,266.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the Convertible Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its Convertible Debentures. At the applicable maturity the aggregate of US$120 million principal amount of the Convertible Debentures will become due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

As at September 30, 2023, the Company’s US dollar net financial liabilities were US$99,370. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $13,491 change in net loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the marketable securities and Convertible Debentures which may adversely impact the Company’s earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of September 30, 2023. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2023 Debentures, 2020 IsoEnergy Debentures, and 2022 IsoEnergy Debentures in an aggregate principal amount of US$120 million, carry fixed interest rates of 9.0%, 8.5%, and 10.0% respectively and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and below under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Negative Impacts by an Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government-imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including operational shutdowns or suspensions. The inability to continue ongoing exploration and development work could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Uncertainty of Additional Financing

As stated above, the Company is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company’s obligations under the Convertible Debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium Price and Alternate Sources of Energy

The price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the common shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

General Inflationary Pressures

General inflationary pressures may affect labour and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the common shares.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets. Certain of NexGen’s properties are subject to various royalty agreements.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form.

For further information on Risk Factors, refer to those set forth in the Company’s Annual Information Form dated February 24, 2023, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Management maintains appropriate information systems, procedures and controls to provide reasonable assurance that information that is publicly disclosed is complete, reliable and timely. The Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) of the Company, along with the assistance of management under their supervision, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Controls

During the nine months ended September 30, 2023, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 (expressed in thousands of Canadian dollars, except as noted)

Technical Disclosure

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated Mineral Resource, please refer to the Rook I FS Technical Report filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Kevin Small, P.Eng., Senior Vice President, Operations and Engineering, and Mr. Jason Craven, P.Geo., Manager, Exploration for NexGen. Each of Mr. Small and Mr. Craven is a qualified person for the purposes of NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, “Measured Mineral Resource”, “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than Securities and Exchange Commission disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to Mineral Reserves and Mineral Resources contained herein is not comparable to disclosure by issuers required to comply with Securities and Exchange Commission disclosure requirements.

Approval

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

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